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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                       (Amendment No. 3 - Final Amendment)

                              --------------------

                      ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
                       (Name of Subject Company (Issuer))

                            SUPERIOR NAVIGATION LTD.
                           PAM HOLDING & TRUST LIMITED
                     ANANGEL INTEGRITY COMPANIA NAVIERA S.A.
                             MARIA A. ANGELICOUSSIS
                               JOHN ANGELICOUSSIS
                       (Name of Filing Persons (Offeror))

                              --------------------

                           AMERICAN DEPOSITARY SHARES
                (EACH AMERICAN DEPOSITARY SHARE REPRESENTING ONE
             CLASS A ORDINARY SHARES, NOMINAL VALUE $1.00 PER SHARE)
                         (Title of Class of Securities)

                                    032721201
                      (CUSIP Number of Class of Securities)

                              --------------------

                             Demetrios A. Stylianou
                             Director and President
                            Superior Navigation Ltd.
                                Sygrou Avenue 354
                                Kallithea 176-74
                                     Greece
                                011 3010 946 7205
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                              --------------------

                                    COPY TO:

                              John F. Fritts, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6000

                              --------------------

                            CALCULATION OF FILING FEE

=======================================  =======================================
         Transaction Valuation*                  Amount of Filing Fee**
---------------------------------------  ---------------------------------------
              $ 55,723,505                              $ 11,145
=======================================  =======================================

* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of 11,144,701 American Depositary Shares (each represented by one Class A Ordinary Share, nominal value $1.00) of Anangel-American Shipholdings Limited, ticker symbol "ASIPY," at a purchase price of $5.00 per ADS, net in cash.

** The amount of the filing fee calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:   $11,145   Filing party: Superior Navigation Ltd.
      Form or Registration No.: 5-40600   Date filed:   February 12, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third party tender offer subject to Rule 14d-1.

      [ ]   issuer tender offer subject to Rule 13e-4.

      [X]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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      This Amendment No. 3 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on February 12, 2002 (the "Schedule TO") by Superior Navigation (the "Offeror"), a Liberian corporation and a wholly owned subsidiary of PAM Holding & Trust Limited (the "Parent"). This Schedule TO relates to the Offer by the Offeror to purchase (i) all outstanding Class A ordinary shares, nominal value $1.00 each ("Class A Shares"), (ii) all outstanding Class B ordinary shares, nominal value $1.00 each ("Class B Shares" and together with the Class A Shares, "Ordinary Shares") and (iii) all outstanding American Depositary Shares, each representing one Class A Share ("ADSs" and together with the Ordinary Shares, "Shares") of Anangel-American Shipholdings Limited ("Anangel" or the "Company"), at a purchase price of $5.00 per Share, net in cash, without interest (the "Offer Price"), upon the terms and conditions of the Offeror's Offer to Purchase dated February 12, 2002 (the "Offer to Purchase") as amended by Amendments No. 1 and No. 2 to the Schedule TO, dated March 1, 2002 and April 1, 2002, respectively, and in the related Letter of Transmittal and Acceptance Form, copies of which were attached as Exhibits (a) (1) (i), (a) (1)
(ii) and (a) (1) (iii), respectively (which together, as they may be amended or supplemented from time to time, constitute the "Offer"), to the Schedule TO.

      The information set forth in the Offer to Purchase, including all schedules thereto, and in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Anangel on February 27, 2002 (the "Schedule 14D-9"), which is attached as Exhibit (a)(1)(xii) to the Schedule TO, is hereby expressly incorporated herein by reference in response to all items of the Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.


ITEMS 8, 11 and 13.

      Items 8, 11 and 13 of the Schedule TO are hereby amended by adding the following thereto:

      At 5:00 p.m. New York City time, on Friday, April 26, 2002, the subsequent offering period expired. Based on information from the depositary, as of Friday, April 26, 2002 shareholders of the Company had tendered and not withdrawn 139,376 ADSs and Ordinary Shares during the subsequent offering period. Combined with ADSs and Ordinary Shares tendered during the initial offering period, a total of 23,840,198 ADSs and Ordinary Shares were tendered pursuant to the Offer. This brings the Angelicoussis family interests' ownership in the Company to approximately 99.44% of the total outstanding Shares. Superior Navigation has accepted for payment all ADSs and Ordinary Shares validly tendered in the Offer, including the subsequent offering period. The full text of the press release announcing the expiration of the subsequent offering period and the completion of the Offer is attached as Exhibit (a) (1) (xvi) hereto and incorporated herein by reference.


ITEM 12.

      Item 12 of the Schedule TO is hereby amended by adding the following thereto:

EXHIBIT NO.                     DESCRIPTION
-----------                     -----------

(a) (1) (xvi)       Press Release issued by the Offeror, dated April 29, 2002
                    announcing the expiration of the subsequent offering period and the completion of the tender offer.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SUPERIOR NAVIGATION LTD.

                                    /s/ Demetrios A. Stylianou
                                    -------------------------------------------
                                    Name: Demetrios A. Stylianou
                                    Title: Director and President


                                    PAM HOLDING & TRUST LIMITED

                                    /s/ George Chalkias
                                    -------------------------------------------
                                    Name:  George Chalkias
                                    Title: Director and Vice President



                                    ANANGEL INTEGRITY COMPANIA NAVIERA S.A.

                                    /s/ Constantinos Panagopoulos
                                    -------------------------------------------
                                    Name: Constantinos Panagopoulos
                                    Title: Director and Vice President


                                    Maria A. Angelicoussis

                                    /s/ Maria A. Angelicoussis
                                    -------------------------------------------
                                    Name: Maria A. Angelicoussis


                                    JOHN Angelicoussis

                                    /s/ John Angelicoussis
                                    -------------------------------------------
                                    Name: John Angelicoussis

Date:  April 29, 2002

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                                  EXHIBIT INDEX



EXHIBIT NO.                     DESCRIPTION
-----------                     -----------

(a) (1) (xvi)       Press Release issued by the Company, dated April 29, 2002
                    announcing the expiration of the subsequent offering period and the completion of the tender offer.